Exhibit 99.1

Notice of Annual General Meeting 2025 REZOLVE AI PLC

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you

have any doubts about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside of the United Kingdom.

If you have sold or otherwise transferred all of your shares, please pass this document and its enclosures to the stockbroker or other agent through whom the sale was effected, for transmission to the purchaser or transferee.

Dear Shareholder

The following document gives notice that the Annual General Meeting ("AGM") of Rezolve AI PLC (the "Company") will be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2025 at 21 Sackville Street, London W1S 3DN.

As always, your vote is important to us and we encourage you to vote by completing and submitting a proxy form.

Voting at the AGM

Voting at the AGM will be by way of poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are counted according to the number of shares held and will help to ensure an exact and definitive result. The poll will be conducted at the physical meeting. If you will not be participating in the meeting in person or otherwise wish to vote in advance, you may appoint a proxy as further detailed on page 4. Those submitting a proxy are encouraged to consider appointing the Chair of the meeting, rather than some other named person, as their proxy. This will ensure that your vote is counted.

Recommendation

The Board considers that the resolution contained in this Notice is in the best interests of your Company and the shareholders as a whole and recommends that you vote in favour of it. The Directors intend to vote in favour of the resolution in respect of their own beneficial holdings.

Yours sincerely

/s/ Daniel Wagner

Daniel Wagner Chair and CEO

Rezolve AI PLC

Incorporated and registered in England under number 14573691 Registered office: 21 Sackville Street, London W1S 3DN

Notice is hereby given that the Annual General Meeting ("AGM") of Rezolve AI PLC (the "Company") will be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2025 at 21 Sackville Street, London W1S 3DN.

The business of the AGM will be to consider and, if thought fit, pass the following resolution.

The resolution will be proposed as an ordinary resolution. An explanation of the resolution is given on page 3 of this Notice. Additional information for those entitled to attend the AGM can be found on page 4 of this Notice.

ORDINARY RESOLUTION

Re-appointment of director

THAT Stephen Herbert be re-appointed as a Director.

Dated: 3 June 2025 Registered Office:

21 Sackville Street London

England W1S 3DN

/s/ Daniel Wagner

BY ORDER OF THE BOARD

Director

Incorporated and registered in England under number 14573691

Explanatory notes on the resolutions

The notes on this page give an explanation of the proposed resolution.

The resolution is proposed as an ordinary resolution which require at least a simple majority of the votes cast to be in favour.

Resolution – Re-appointment of director

In accordance with the Company’s articles of association, each of the Company's directors was classified, with respect to the term for which they severally hold office, into three classes, designated as Class I, Class Il and Class III, respectively. Class I directors serve a term expiring at the Company's first annual meeting of shareholders following the date of the adoption of the articles of association of the Company on 28 February 2025 (the "Adoption Date"), Class II directors serve a term expiring at the Company's second annual meeting of shareholders following the Adoption Date, and Class III directors serve a term expiring at the Company's third annual meeting of shareholders following the Adoption Date.

Stephen Herbert has been designated as a Class I director and, accordingly, his term as a director of the Company expires upon the conclusion of the AGM (being the first annual meeting of shareholders following the Adoption Date).

Under the terms of an investor rights agreement dated 15 August 2024 entered into by the Company and certain shareholders of the Company, Armada Sponsor LLC is entitled to nominate two individuals as directors of the Company until 15 August 2025. Armada has selected Stephen Herbert as one of its nominated individuals, and thus it is proposed, with the recommendation of the Board, that Stephen Herbert be re-appointed as a director of the Company with effect from the conclusion of the AGM until 15 August 2025.

Additional information for those entitled to attend the AGM

1.
A member entitled to attend and vote at the AGM is entitled to appoint another person as his/her proxy to exercise all or any of his/her rights to attend, speak and vote at the meeting and at any adjournment of it (including on any poll demanded at the meeting or any adjourned meeting). Such a member may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.
2.
A form of proxy which may be used to appoint a proxy and give proxy instructions is enclosed.
3.
To be valid, a copy of the completed and signed instrument appointing a proxy, and the power of attorney or other authority (if any) under which it is signed, must be deposited at the Company's registered office or sent to AGM2025@rezolve.com not later than 48 hours before the time fixed for the holding of the meeting (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)).
4.
The return of a completed and signed instrument appointing a proxy, and the power of attorney or other authority (if any) under which it is signed, will not prevent a shareholder attending the meeting and voting in person should they wish to do so, subject to any restrictions regarding in person attendance at the meeting that may be introduced.
5.
A member which is a corporation may appoint one or more persons to represent it at the meeting and such persons may exercise, on that member’s behalf, all of its powers as member, provided that, in the case of the appointment of two or more persons, they do not exercise voting rights over the same shares.
6.
The Company specifies that only those shareholders included in the register of members as at the close of business on 26 June 2025 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day) shall be entitled to attend and vote at the meeting (or any adjourned meeting) in respect of the numbers of shares registered in their names at that time. Changes to the register of members after close of business on 26 June 2025 or, in the event that the meeting is adjourned, to the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day) shall be disregarded in determining the rights of any person to attend or vote at the meeting (or any adjourned meeting).
7.
Voting on each of the resolutions to be put to the forthcoming meeting will be conducted by way of a poll, rather than on a show of hands.
8.
You may not use any electronic address provided either in this Notice or any related documents (including the Form of Proxy) to communicate for any purposes other than those expressly stated.